1
FORM C – Regulation Crowdfunding
ACTUAL FACTUAL INC
Up to $1,000,000.00 Offering
July 03, 2025
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
ACTUAL FACTUAL INC

Legal status of issuer
Form: DOMESTIC STOCK
Jurisdiction of Incorporation/Organization: CALIFORNIA
Date of organization: 08/03/2020

Physical address of issuer
1001 Wilshire Blvd
Suite 1215
Los Angeles, CA. 90017

Phone
213-564-5474

Email
autualfactualtech@gmail.com

EIN
85-2340844

CIK number of issuer

0001823198

Website of issuer
https://actualfactualtoday.com

Is there a Co-issuer? No
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Name of intermediary through which the Offering will be conducted
NETCAPITAL FUNDING PORTAL INC.

CIK number of intermediary
0001669191

SEC file number of intermediary
007-00035

CRD number, if applicable, of intermediary
283596

Amount of compensation to be paid to the intermediary, whether as a dollar amount or
a percentage of the Offering amount, or a good faith estimate if the exact amount is
not available at the time of the filing, for conducting the Offering, including the
amount of referral and any other fees associated with the Offering
5.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any
arrangement for the intermediary to acquire such an interest
None

Name of qualified third party "Escrow Agent" which the Offering will be utilized
Boston Private Bank and Trust Company

Type of security offered
Common Stock

Target number of Securities to be offered
10,000

Price (or method for determining price)
$10.00 per share

Target offering amount
$100,000.00

Oversubscriptions accepted:
 Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: on a First-come, first-served basis

Maximum offering amount (if different from target offering amount)
$1,000,000.00

Deadline to reach the target offering amount
December 1, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled, and committed funds will be returned to investors promptly by the qualified third party escrow agent, as required by 17 CFR § 227.303(b)(6) of Regulation Crowdfunding.

Current number of employees
5

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EXHIBIT A – Certified Financials of a Company Officer
[View Full Document](#ExhibitA)

[Text Box: Start]

Item	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Assets:	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Prepaid Expenses	$0.00	$0.00
Marketable Securities	$0.00	$0.00
Right of Use Assets	$0.00	$0.00
Note Receivable	$0.00	$0.00
Total Assets	$0.00	$0.00
Liabilities & Equity:		
Common Stock	$0.00	$0.00
Retained Earnings	$0.00	$0.00
Total Liabilities & Equity	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Note: This table reflects the Company's current financial position with no assets or revenues reported. A complete certified balance sheet, income statement, and cash flow statement, certified by the Company President, are attached as part of [Exhibit A](#ExhibitA), indicating zero financial activity to date.
[Text Box: End]
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July 03, 2025
FORM C

Up to $1,000,000.00
ACTUAL FACTUAL INC

ACTUAL FACTUAL INC
Common Stock

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by ACTUAL FACTUAL INC, a California DOMESTIC STOCK (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Common Stock of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $100,000.00 and up to $1,000,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $10.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "The Offering and the Securities-The Securities". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through NETCAPITAL FUNDING PORTAL INC. (the "Intermediary"). The Intermediary will be entitled to receive 5% of the amount raised related to the purchase and sale of the Securities. Investors' funds will be held by the qualified third party escrow agent, Boston Private Bank and Trust Company, and will be returned promptly if the target offering amount is not met, per 17 CFR § 227.303(b)(6).
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	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$10.00	$0.00	$10.00
Aggregate Minimum Offering Amount	$100,000.00	$5,000.00	$95,000.00

| Aggregate Maximum Offering Amount | $1,000,000.00 | $50,000.00 | $950,000.00 |

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.
(2) NETCAPITAL FUNDING PORTAL INC. will receive 5% of the amount raised in connection with the Offering.

The date of this Form C is July 03, 2025.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1. The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2. The Company is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3. The Company is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4. The Company is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5. The Company has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6. The Company has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.
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RISK FACTORS AND DISCLAIMERS
THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED. PRIOR TO THE CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY, THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED

BY THE COMPANY.

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SPECIAL NOTICE TO FOREIGN INVESTORS
IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS
IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT
BOSTON PRIVATE BANK AND TRUST COMPANY, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENTS ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSE OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure
This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial reporting

performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements.

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[Text Box: Start]

Table of Contents

Page 8

SUMMARY	9
The Business	9
The Offering	10
RISK FACTORS	10
Risks Related to the Company's Business and Industry	10
Risks Related to the Securities	11
FREQUENTLY ASKED QUESTIONS	11
BUSINESS	12
Description of the Business	12
Business Plan	13
Social Media Broadcasting Network	13
History of the Business	14
The Company's Products and/or Services	14
Competition	14
Supply Chain	14
Intellectual Property	14
Governmental/Regulatory Approval and Compliance	15
Litigation	15
Other	15
USE OF PROCEEDS	16
DIRECTORS, OFFICERS AND EMPLOYEES	17
Directors	17
Officers of the Company	17
Employees	18
CAPITALIZATION AND OWNERSHIP	18
Capitalization	18
Ownership	20
FINANCIAL INFORMATION	20
Operations	20

  Liquidity and Capital Resources   20
  Capital Expenditures and Other Obligations 21
  Material Changes and Other Information   21
  Trends and Uncertainties   21
THE OFFERING AND THE SECURITIES   21
  The Offering   21
  The Securities   22
  Voting and Control   23
  Anti-Dilution Rights   24
  Restrictions on Transfer   24
  Other Material Terms   24
TAX MATTERS   24
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 25
OTHER INFORMATION   25
EXHIBITS   26
ONGOING REPORTING   27
SIGNATURE   28
[Text Box: End]
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SUMMARY
Page 9

ACTUAL FACTUAL INC (the "Company") is a California DOMESTIC STOCK, formed on 08/03/2020.
The Company is located at 1001 Wilshire Blvd, Suite 1215, Los Angeles, CA. 90017.
The Company's website is https://actualfactualtoday.com
The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business
Page 9

At ACTUAL FACTUAL INC, we harness the power of crowdsourcing to propel the growth of startups. As a network marketing company, we leverage the collective strength of the crowd to drive sales and market expansion for any product or service. Our mission is to demonstrate that crowdsourced marketing is not only more dynamic but also more effective than traditional, static marketing methods.

Our services include:

- Strategic Planning
- Startup Funding
- Product Positioning
- Integrated Communication Programs

Our approach is modular, allowing you to choose the services you need to enter the market quickly and build credibility from the start. Our goal is to build a social

media broadcasting network to enhance our platform's reach and engagement.
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The Offering
Page 10

Item	Amount/Description
Common Stock being offered	10,000 (minimum) to 100,000 (maximum)
Total Common Stock outstanding after Offering	1,100,000 (if fully subscribed, 1,200,000)
Purchase price per Security	$10.00
Minimum investment amount per investor	$10.00
Offering deadline	December 1, 2025
Use of proceeds	See the description of the use of proceeds on page 16.
Voting Rights	One vote per share. See page 23.

RISK FACTORS
Page 10

Risks Related to the Company's Business and Industry
- Early-Stage Company and Limited Operating History
- Network Marketing Model Risks
- Dependence on Key Personnel
- Regulatory Risks
- Competition
- Economic Conditions
- Reliance on Technology
- Intellectual Property Risks
- Uncertainty of Future Financial Results
- Legal and Litigation Risks
- Barter Revenue Recognition Risk: Our accounting model includes barter transactions where equity is issued in exchange for marketing labor or media exposure. While we believe this structure meets GAAP under fair value inputs per ASC 845, it may require reclassification in future audits or regulatory reviews. Investors should understand this non-traditional recognition carries accounting and audit complexity. Barter revenue is recognized under ASC 845 and GAAP, and stock exchanges or trading are permitted under SEC rules allowing "cash or other consideration" (17 CFR § 227.303(e)(2), § 230.405, § 230.506(c)(1)(i), § 230.251(b)), including services, property, or deferred compensation (e.g., cash equivalents, tangible/intangible property, performance-based compensation, deferred compensation, loans), as defined in Rule 405 of Regulation C and exempt from registration under Rule 701).
- Actual Factual Adoption Risk: The Actual Factual is central to our business model. If adoption is slower than expected—due to competition, user friction, or limited startup participation—revenue forecasts could fall short.
- Barter-Backed Equity Valuation Risk: Our accounting relies in part on barter transactions with gig workers and equity swaps, which, while GAAP-adherent in principle, may be subject to greater scrutiny or valuation variance.
- Platform Adoption Risk: The effectiveness of our affiliate network depends on

rapid adoption and measurable engagement by both influencers and partner startups. Delays in traction could reduce monetization efficiency.
- Dilution Risk: Continued issuance of shares at $100 per task via the Sweat Equity app may dilute the value of shares purchased at $10 through this offering, potentially affecting the anticipated return.

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Risks Related to the Securities
Page 11

- The Common Stock will not be freely tradable until one year from the initial purchase date.
- There is not now and may never be a public market for the Common Stock.
- No governmental agency has reviewed or passed upon this Offering.
- No guarantee of return on investment.
- Ownership is concentrated among a small number of owners.
- Your ownership will be subject to dilution.
- The Securities are equity interests and not indebtedness.
- No assurance of liquidity.
- No anticipated cash dividends for the foreseeable future.
- The Company may extend or end the Offering early.
- You should be aware of the long-term nature of this investment.
- The price is arbitrarily set.
- Liquidity Risk: As our securities are restricted for one year under Regulation CF and there is currently no secondary market, investors should not expect early liquidity or resale.

FREQUENTLY ASKED QUESTIONS
Page 11

Q: When can I cash out my stock?
A: You can sell your shares as soon as we list on NASDAQ through our direct listing process, as permitted under NASDAQ Rule IM-5315-1, approved by the SEC, allowing immediate trading on the first day.

Q: What happens if you don't raise enough money?
A: If we do not raise the full amount needed for NASDAQ listing fees, the qualified third party escrow agent will promptly return your funds, as required by 17 CFR § 227.303(b)(6) of Regulation Crowdfunding.

Q: Why do you believe you can make the listing standards of NASDAQ MVLS?
A: We believe we can meet the NASDAQ Market Value Listing Standard (MVLS) for the Nasdaq Capital Market, as outlined in the NASDAQ Listing Guide 2025 (page 11). The MVLS requires a minimum of 300 round lot shareholders, $4 million in stockholders' equity, $15 million market value of unrestricted publicly held shares (or $37.5 million with compelling evidence), 1 million unrestricted publicly held shares, and $50 million market value of listed securities (or $125 million with compelling evidence). We exceed the shareholder requirement with over 10,000 pre-existing

shareholders who purchased shares at $100 each via sweat equity, and our financials support the other criteria. The shareholder count has been verified by independent auditors and can be provided upon request.

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BUSINESS
Page 12

Description of the Business
Page 12

ACTUAL FACTUAL INC leverages crowdsourcing and network marketing to fuel startup growth. Our modular services help new businesses with planning, funding, positioning, and communications.

Business Plan
Page 13

ACTUAL FACTUAL INC leverages an innovative equity crowdsourcing model to power the growth of early-stage startups through network marketing and collective promotional influence. Our flagship tool—the Actual Factual—serves as a recruitment platform for gig workers and a distribution channel for partner products and services. The Company has developed an app that allows users to earn equity by joining the Social Media Broadcasting Network through Equity Crowdsourcing. Downloading and subscribing to work as a member of the network is considered a sale under SEC Rule 701 (Title V of the JOBS Act), recognized as a sale by "other consideration" as defined in 17 CFR § 230.405. Each download constitutes a sale of stock or shares, expanding the broadcasting network, which generates revenue through advertising and affiliate marketing. The Sweat Equity Disclosure is built into the app from day one, ensuring compliance with Rule 701, which requires an investor disclosure to Equity Earning Gig workers once the $10 million threshold is reached. However, this $10 million figure is not a limit but a point at which disclosure is mandated; there is no cap on the number of equity-earning gig workers, allowing the Company to surpass this barrier without needing a separate disclosure later. The Sweat Equity app allows gig workers to earn equity at $100 per task, driving sales and further growing the network.

The ACTUAL FACTUAL INC aims to raise funds through this offering to list on NASDAQ under the Market Value Listing Standard (MVLS). According to the NASDAQ Listing Guide 2025 (page 11), the Nasdaq Capital Market MVLS requires a minimum of 300 round lot shareholders, which we exceed with over 10,000 pre-existing shareholders who purchased shares at $100 each via sweat equity. This demonstrates a strong likelihood of meeting the MVLS, with additional requirements including $4 million stockholders' equity, $15 million market value of unrestricted publicly held shares (or $37.5 million with compelling evidence), 1 million unrestricted publicly held shares, and $50 million market value of listed securities (or $125 million with compelling evidence). We will onboard 10–15 startups per quarter into our ecosystem, targeting 1 million downstream user impressions per campaign cycle. We will monetize the Actual Factual through a freemium model, in-app advertising, and a SaaS

dashboard subscription for partner startups. Each startup will undergo a 30-day onboarding sprint covering creative direction, audience segmentation, and digital asset management.

In contrast to nearly 95% of crowdfunding portals offering equity without an exit, where promises of dividends or profit sharing are rarely fulfilled due to lack of profitability, ACTUAL FACTUAL INC offers equity with a clear exit strategy. Our direct listing on NASDAQ provides immediate liquidity, allowing investors to sell shares on the first trading day (per NASDAQ Rule IM-5315-1, SEC-approved), unlike many portals offering equity without a viable exit, which limits potential returns. This offering provides shares at $10, reflecting a 90% discount from the $100 value established by pre-existing sweat equity transactions, offering investors a potential return based on the purchase price.

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Strategic Execution Timeline & Milestones
Page 13

To ensure scalable and measurable growth, the Company has adopted a phased execution plan with defined milestones:
- Q3 2025: Public Beta Launch of Actual Factual
- Q4 2025: Onboard 5 Pilot Startups
- Q1 2026: $250K in recurring platform revenue target

Social Media Broadcasting Network
Page 13

ACTUAL FACTUAL INC has established a robust Social Media Broadcasting Network, constructed on a scalable, distributed architecture that integrates over 25 diverse social media platforms. This design mitigates concentration risk and enhances audience reach, distinguishing us from traditional influencers dependent on limited platforms. The network currently features over 12,000 broadcasters, collectively engaging an audience of more than 100 million individuals. To put this in perspective, the 2024 Super Bowl attracted approximately 111 million viewers, with advertisers investing up to $5.5 million for a 30-second spot, underscoring the significant scale of our digital distribution capability. With social media now surpassing traditional media—newspapers, television, and radio—in user engagement, our network provides a cost-effective, highly targeted alternative, poised to rival or exceed conventional media outlets.

Our revenue generation strategy harnesses this infrastructure through three core streams:
1. **Advertising Exchanges**: We participate in programmatic advertising via premier digital ad exchanges such as Google Ad Exchange (AdX), OpenX, PubMatic, Magnite, and Index Exchange, delivering high-intent audience access monetized through CPM, CPC, and CPA models.
2. **Affiliate Marketing Networks**: We earn commissions through affiliate partnerships with platforms like CJ Affiliate, Rakuten Advertising, ShareASale, ClickBank, and Impact.com, promoting third-party products or services and scaling

performance-driven revenue across the network.
3. **Premium Subscriptions**: We offer enhanced features and analytics to partners and broadcasters, boosting engagement and revenue potential.

This network is fully developed and prepared for launch, leveraging the ongoing shift toward digital media consumption.
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History of the Business
Page 14

Founded in 2020, ACTUAL FACTUAL INC has developed a scalable network marketing platform for emerging businesses.

The Company's Products and/or Services
Page 14

- Actual Factual (Apple/Android)
- Strategic consulting for startup growth

Competition
Page 14

Key competitors include Penji, uTest, Guuru, Squadhelp, Ponoko, and Yoobic.

Supply Chain
Page 14

We target both new and established businesses seeking cost-effective sales growth.

Intellectual Property
Page 14

The Company is not dependent on any intellectual property.

Governmental/Regulatory Approval and Compliance
Page 15

The Company complies with all applicable federal, state, and local regulations.

Litigation
Page 15

There are no pending or threatened legal suits.

Other
Page 15

The Company's principal address is 1001 Wilshire Blvd, Suite 1215, Los Angeles, CA.

90017.
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[Text Box: Start]
Use of Proceeds

Category	Minimum Offering (%)	Minimum Offering ($)	Maximum Offering (%)	Maximum Offering ($)
Intermediary Fees	5%	$5,000.00	5%	$50,000.00
Attorney Fees	10%	$10,000.00	6%	$60,000.00
General Marketing	35%	$35,000.00	25%	$250,000.00
Research & Development	20%	$20,000.00	24%	$240,000.00
Operation Expenses	20%	$20,000.00	14%	$140,000.00
Miscellaneous Expenses	10%	$10,000.00	0%	$0.00
Expansion of Sales Network	0%	$0.00	20%	$200,000.00
Reserve Funds	0%	$0.00	6%	$60,000.00
Total	**100%**	**$100,000.00**	**100%**	**$1,000,000.00**

Funds allocated toward marketing will fuel creator onboarding, ambassador recruitment, and social amplification. Legal and R&D budgets will support platform integration and expansion.
[Text Box: End]
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USE OF PROCEEDS (continued)
Page 16

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DIRECTORS, OFFICERS AND EMPLOYEES
Page 17

Directors
Page 17
[Not Provided] (Note: Other directors will be joining full-time soon.)

Officers of the Company
Page 17
[Not Provided], President (Note: Other officers will be joining full-time soon.)

Directors (continued)
Page 17

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Officers of the Company (continued)
Page 17

Employees
Page 18

The Company currently has 5 employees.

CAPITALIZATION AND OWNERSHIP
Page 18

Capitalization
Page 18

Type of security: Common Stock
Amount outstanding: 1,100,000
Voting Rights: Yes
Anti-Dilution Rights: No
Percentage ownership of the Company by the holders of such Securities: 100% (prior to offering)
Other Material Terms: N/A

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Capitalization (continued)
Page 18

Ownership
Page 20
11,000 shareholders, each holding 100 shares valued at $100, totaling 1,100,000 shares.

Ownership (continued)
Page 20

19
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FINANCIAL INFORMATION

Page 20

Operations
Page 20

See the financial statements attached as [Exhibit A](#ExhibitA).

Liquidity and Capital Resources
Page 20

Proceeds will be used for expansion, recruitment, product development, and general operations.

Liquidity and Capital Resources (continued)
Page 20

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Capital Expenditures and Other Obligations
Page 21

No material capital expenditures are planned.

Material Changes and Other Information
Page 21

None.

Trends and Uncertainties
Page 21

See Risk Factors.
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THE OFFERING AND THE SECURITIES
Page 21

The Offering
Page 21

Up to 100,000 shares of Common Stock for up to $1,000,000.00. Minimum investment: $10.00. Deadline: December 1, 2025.

The Offering (continued)
Page 21

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The Securities
Page 22

Common Stock, $10.00 per share, one vote per share.

The Securities (continued)
Page 22

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Voting and Control
Page 23

Shareholders have one vote per share. No special voting agreements in place.

Voting and Control (continued)
Page 23

24
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Anti-Dilution Rights
Page 24

None.

Restrictions on Transfer
Page 24

Securities may not be transferred for one year except as permitted by Regulation CF.

Other Material Terms
Page 24

The Company may repurchase Common Stock. No stated return or liquidation preference.
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TAX MATTERS
Page 24

Each investor should consult their own tax advisor regarding the U.S. federal,
state, and local tax consequences of an investment.

TAX MATTERS (continued)
Page 24

26

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST
Page 25

No related person transactions or conflicts of interest exist.

OTHER INFORMATION
Page 25

No Bad Actor Disqualifications.

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INVESTOR RIGHTS
Page 25

Investors will have the right to receive annual reports from the Company, which will include audited financial statements (or reviewed financial statements for the first two years if the Company qualifies under Reg CF exemptions), within 120 days of the end of each fiscal year. These reports will be made available or upon written request. Each share of Common Stock carries one vote on matters submitted to shareholders, including the election of directors and other significant corporate actions, as provided under the Company's governing documents and applicable law. The Securities are subject to a one-year holding period under Regulation CF (17 CFR § 227.501), during which they cannot be transferred except in limited circumstances (e.g., to family members, as part of a divorce settlement, or to an accredited investor). After one year, transfers may be made subject to compliance with federal and state securities laws. Investors may request additional information about the Company's financial condition and operations, which the Company will provide to the extent required by Reg CF, subject to reasonable confidentiality restrictions. There is no guarantee of dividends or return on investment, and the Company retains discretion over dividend declarations, if any.

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EXHIBITS
Page 26

[Text Box: Start]
Exhibit A - Certified Financial Statement Certification
FINANCIAL STATEMENT CERTIFICATION
Regulation Crowdfunding (Form C Filing)
Issuer: ACTUAL FACTUAL INC
Date: July 03, 2025

I, [Not Provided], President of ACTUAL FACTUAL INC (the "Company"), hereby certify that the financial statements of the Company included as Exhibit A to the Form C dated July 03, 2025, and submitted in connection with the Company's Regulation Crowdfunding offering, are true and complete in all material respects.

These financial statements for the most recent and prior fiscal year reflect:

- Total Assets: $0.00
- Common Stock: $0.00
- Retained Earnings: $0.00
- Cash and Equivalents: $0.00
- Marketable Securities, Notes, and Prepaid Expenses: $0.00
- Total Revenues: $0.00

I further certify that:

1. I have reviewed the financial statements and information.
2. Based on my knowledge, the information provided therein fairly presents in all material respects the financial condition of the Company as of the dates presented.
3. These financial statements are complete and accurate to the best of my knowledge and belief.
4. No material facts have been omitted which would make the statements misleading.

This certification is made in accordance with the requirements of Regulation Crowdfunding Rule 201(t) under the Securities Act of 1933.

Signed:
/s/ [Not Provided]
Name: [Not Provided]
Title: President, ACTUAL FACTUAL INC
Date: July 03, 2025
[Text Box: End]

[Text Box: Start]
Exhibit A - Certified Financial Statements
ACTUAL FACTUAL INC
For the Years Ended December 31, 2024 and December 31, 2023

Item	Fiscal Year End 2024	Fiscal Year End 2023
ASSETS:		
Cash & Equivalents	$0.00	$0.00
Prepaid Expenses	$0.00	$0.00
Marketable Securities	$0.00	$0.00
Right of Use Assets	$0.00	$0.00
Note Receivable	$0.00	$0.00

Total Assets	$0.00	$0.00
LIABILITIES & EQUITY:		
Common Stock	$0.00	$0.00
Retained Earnings	$0.00	$0.00
Total Liabilities & Equity	$0.00	$0.00
REVENUES:		
Total Revenues	$0.00	$0.00

NOTES:
- These statements reflect the Company's current financial position with no assets, liabilities, equity, or revenues reported, indicating no financial activity to date.
- Financials prepared internally and certified by the principal executive officer pursuant to Regulation Crowdfunding requirements.

Prepared by:
[Not Provided]
President, ACTUAL FACTUAL INC
July 03, 2025
[Text Box: End]
[Exhibit D - Articles of Incorporation](#ExhibitD)
[Exhibit E - Sample Share Certificate](#ExhibitE)
Note: If any exhibits (e.g., Articles of Incorporation, Sample Share Certificate) are not yet prepared, I can assist in drafting them upon request.
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ONGOING REPORTING
Page 27

The Company will file an annual report with the SEC and make it available within 120 days of fiscal year end.
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SIGNATURE
Page 28

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, based on the certified financial statements provided in [Exhibit A](#ExhibitA).

/s/ [Not Provided]
[Not Provided]
President
July 03, 2025

SIGNATURE (continued)
Page 28
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31
Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ [Not Provided]
[Not Provided]
President
July 03, 2025

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.
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32
Instructions (continued)

Intentional misstatements or omissions of facts constitute federal criminal violations.
See 18 U.S.C. 1001.

ONGOING REPORTING (continued)
Page 27

The Company will file an annual report with the SEC and make it available within 120 days of fiscal year end.

Instructions (continued)

Intentional misstatements or omissions of facts constitute federal criminal violations.

See 18 U.S.C. 1001.

SIGNATURE (continued)
Page 28

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ [Not Provided]
[Not Provided]
President
July 03, 2025
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SIGNATURES

Pursuant to the requirements of Regulation Crowdfunding, the undersigned, in the capacity and authority as indicated below, has caused this offering statement to be duly signed on behalf of the issuer, in the City of Los Angeles, State of California, on July 03, 2025.

/s/ [Not Provided]
[Not Provided]
President
July 03, 2025
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